TANGER FACTORY OUTLET CENTERS INC.
TANGER PROPERTIES LIMITED PARTNERSHIP
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

May 11, 2011

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Tanger Factory Outlet Centers, Inc.
Form 10-K for the Year Ended December 31, 2010
File No. 1-11986
Tanger Properties Limited Partnership
Form 10-K for the Year Ended December 31, 2010
File No. 333-3526-01
Dear Mr. Gordon:
Tanger Factory Outlet Centers, Inc. and Tanger Properties Limited Partnership (collectively, the “Company”) are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 14, 2011.
For your convenience, the Staff's comments are set forth below in bold, followed by the Company's response to each comment.
Form 10-K for the Year Ended December 31, 2010
Significant Property, page 24

1.
In future periodic filings, please clarify how the annualized base rent per square foot disclosure accounts for concessions, abatements, and reimbursements. If the rental disclosure does not account for abatements or concessions, please quantify the effective rentals after subtracting the adjustments from contractual rents.

Response:

The annualized base rent per square foot disclosure included in our Form 10-K for the year ended December 31, 2010 includes all concessions, abatements and reimbursements of rent. In future filings, the Company will state that the annualized base rent per square foot disclosure accounts for all concessions, abatements and reimbursements of rent.

Management's Discussion and Analysis of Financial Condition…………page 32

2.	Please advise us whether you consider same center NOI a key performance indicator. We may have further comment.

Response:

The Company considers same center NOI a key performance indicator. In future periodic filings, the Company will include in the Management's Discussion and Analysis section under the heading “Supplemental Earnings Measures” a discussion of same center NOI similar to that which we include for our other supplemental earnings measures.

3.
We note your disclosure in the fourth paragraph on page 33 regarding the increase in base rent. In future periodic filings, please balance such disclosure with a description of leasing costs, tenant improvement costs, and leasing concessions per square foot.

Response:

In future periodic filings, the Company will include with our disclosure of increases in base rent disclosure of costs associated with executing new leases, such as tenant improvement costs and leasing costs, on a per square foot basis.

4.	In future periodic filings, please provide a discussion of your changes in net income or tell us why such disclosure is not material.

Response:

In future periodic filings, the Company will provide a discussion of changes in net income.

5.
In future periodic filings, please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment, renovations, tenant allowances and other capital expenditures by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

Response:

In future periodic filings, the Company will provide additional analysis of our capital expenditures by breaking down total capital expenditures between new development, redevelopment, renovations, tenant allowances and other capital expenditures by year. In addition, a narrative discussion for fluctuations from year to year and expectations for the future will be provided.

Current Developments and Dispositions, page 44

6.	In future periodic filings, please explain whether the development costs include leasing costs for the properties in the initial development stage.

Response:

The amounts disclosed related to development costs on page 44 of the Form 10-K under the heading “Current Developments and Dispositions” include leasing costs for the properties. In future periodic filings, the Company will state that the expected development costs disclosed for the properties in the initial development stage include leasing costs.

Notes to Consolidated Financial Statements, page F-13

Note 9 - Debt of the Operating Partnership, page F-28

7.
Please tell us how you determined it was appropriate to record a gain on early extinguishment of debt related to the settlement of the exchange offer in May 2009. In your response, please cite the authoritative literature upon which you relied.

Response:

In determining whether it was appropriate to record a gain on early extinguishment of debt related to the settlement of the exchange offer in May 2009, the Company relied upon paragraph 21 of FSP APB 14-1 which requires that the fair value of the consideration transferred upon the derecognition of debt be allocated between the liability and equity components of the original instrument. The amount allocated to the debt component is to be the fair value of the debt immediately prior to extinguishment and the difference between that fair value and the carrying value of the debt, including unamortized debt issuance costs and a proportional share of the transaction costs, is to be recorded as a gain or loss on extinguishment. The remaining fair value of the consideration transferred is to be recorded as a reduction to equity due to the reacquisition of the equity component. Note that the Codification did not become authoritative literature until July 1, 2009.

The Company acknowledges that in connection with this response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (336) 834-6834.

Best regards,
/s/ Frank C. Marchisello, Jr.
Frank C. Marchisello Jr.

Executive Vice President, Chief Financial Officer and Secretary
Tanger Factory Outlet Centers, Inc.

Vice President, Treasurer and Assistant Secretary
Tanger Properties Limited Partnership